REYNALDO’S MEXICAN FOOD COMPANY, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

October 4, 2022

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reynaldo’s Mexican Food Company, Inc.
Amendment No.1 Form 10-12G
File No. 000-56463
Filed September 9, 2022

Dear Mr. Costello

Set forth below is the response for Reynaldos Mexican Food Company, Inc., a Nevada corporation (“RYNL” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 29, 2022, with respect to our Form 10-12(g), Amendment 1 filled on September 9, 2022.

Amendment No. 1 to Form 10-12G

Item 1A. Risk Factors

Resale limitations of Rule 144(i) on your shares, page 7

1.             We note your response to comment 4 of our letter. Please revise your disclosure to clarify that "you" and "your" refers to the company and not to shareholders.

Response:

Disclosures have been revised.

1

Our company is currently quoted on the Expert Market ..., page 10

2.             We note your response to comment 5. It appears that you copied this disclosure from the OTC market website. Please ensure that your risk factor discloses the specific reasons your stock is traded on the Expert Market, is eligible for Unsolicited Quotes Only, and has been labeled Caveat Emptor (Buyer Beware). Please specifically address the consequences to shareholders in your company resulting from each warning and designation. Please make similar revisions to page 20.

Response:

The following language was inserted:

Shareholders are at risk of losing their entire investment in RYNL if OTC Markets determines that any, or all, of the situations listed above relate to our Company. The "Caveat Emptor" designation will remain, and it will be almost impossible to sell RYNL shares, resulting in no liquidity in our stock. In addition, it will be impossible for buyers to buy, as the brokerage firms will not execute orders for penny stocks with "Caveat Emptor" designations.  What this means for existing shareholders is that our stock will essentially have no liquidity while the designator exists. Shareholders are at risk of not being able to sell their shares in the open market, the value of the shares could go to zero, and the investor may lose some, or all, of their investment.

Item 5. Directors and Executive Officers, page 17

3.              We note your response to comment 6 of our letter and reissue. Please clearly disclose all companies, including blank check companies, with which Ms. Keaveney has been associated as an officer or director during the past five years, including, for example only, Nuoncology Labs Inc. In addition, please clearly identify Ms. Keaveney as a promoter. See Item 401(g) of Regulation S-K. Given Ms. Keaveney other affiliations, please discuss any potential conflicts of interest.

Response:

At this time Ms. Keaveney is CEO, Director, Secretary and Treasurer of the following custodian companies. Ms. Keaveney was appointed as custodian through her company Small Cap Compliance, LLC. The custodianships have been terminated for all companies listed below.

Eline Entertainment Group, Inc.

Reynaldo’s Mexican Food Company, Inc.

Vestiage, Inc.

Ms. Keaveney is currently searching for suitable merger candidates for each business, and there are potential conflicts when managing 3 public companies:

•	Finding a suitable merger candidate
•	Continuing to fund multiple companies
•	Time management for multiple companies
•	Maintaining regulatory compliance for multiple companies
•	Small Cap Compliance, LLC is majority shareholder for each company

2

Ms. Keaveney is the sole director of EEGI. Ms. Keaveney has experience in servicing as director of several public companies, as listed below. In her role as director for each of these companies, Ms. Keaveney was responsible for implementing and assessing the company’s operating plan. This entailed the following:

•	financial literacy in assisting auditors and accountants in preparing financials (filing financial reports with OTC Markets and Form 10s)
•	extensive knowledge of compliance regulation in administration of daily management matters for public companies (drafting board minutes, negotiating with creditors, compliance with transfer agent regulation, regulatory compliance)
•	corporate governance experience that supports transparency and protection of shareholder interests (holding shareholder meetings, posting financial reports and disclosure statements, filing Form 10s and working with outside counsel to maintain compliance)
•	knowledge and experience of the specific state statutes that govern board governance for each company that Ms. Keaveney is director (each state has its own statutes that require public companies comply with state of incorporation rules)
•	experience in drafting board of director documents and compliance with the differing state statutes
•	hiring outside contractors to maintain compliance and transparency (attorneys, auditors, accountants)

At this time Ms. Keaveney is CEO, Director, Secretary and Treasurer of the following custodian companies. Ms. Keaveney was appointed as custodian through her company Small Cap Compliance, LLC. The custodianships have been terminated for all companies listed below.

Custodian Table inserted.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

4.             We note that your table indicates that Small Cap Compliance, LLC owns 1,000,000 preferred shares and 10,000,000 common shares. Please include disclosure by footnote or otherwise of the number of shares of common stock that Small Cap Compliance has a right to acquire with respect to the preferred shares. Please see Item 403(a) of Regulation S-K.

Response:

The following language was revised:

Security Ownership of Management as a Group	Amount and Nature of Beneficial Ownership	Percentage of Class

Rhonda Keaveney, CEO, Secretary, Treasurer, Director*	1,000,000 Preferred A Shares**	100%
	10,000,000 Restricted Common Shares	.002%

*Rhonda Keaveney, is the sole owner of Small Cap Compliance, LLC and only officer and director of RYNL.

**if at least 1,000,000 shares of Series S Stock is issued and outstanding, then the total aggregate issued shares of Series A Stock at any given time, regardless of their number, shall have (i) voting rights equal to 1,000 shares of Common Stock for each share of Series A Stock held of (ii) conversion rights equal to 1,000 shares of Common Stock for each share of Series A Stock held (iii) no dividend rights..

**As long as Small Cap Compliance owns at least 1,000,000 shares of Series A shares, it will have the majority of the voting power of the company stock outstanding.

3

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 19

5.              We note your response to comment 7 of our letter and reissue. We note that W/F Investment Corp holds 69.53% of your outstanding common shares. Provide the information required by Item 404(c) of Regulation S-K regarding W/F Investment Corp's transactions with the company, as the holder of a controlling interest of a shell company.

Response:

The following language was inserted:

Bill Fleishman, control person for W/F Investments Corp. was the CEO of the now defunct California company W/F Reynaldos, LLC and RYNL acquired this company for 90,000,000 restricted Common Shares of RYNL. The amount of the transaction is unknown as this was a custodian company with no books or records. The Company was not required to file public reports because they went public via a Regulation D exemption, so we have no other information about this transaction. There are no other contracts in place and W/F Investments, Corp. is not entitled to additional RYNL stock.

W/F Investment Corp. is a majority shareholder with no other affiliation to the Company. W/F Investment Corp. does not have voting control, Small Cap Compliance, LLC maintains control.

Item 11. Description of Registrant's Securities to be Registered, page 21

6.             Please revise the disclosure you included in response to prior comment 8 to clarify that the preferred stock may be converted at any time at the option of the holder, and as requested in the comment, describe the liquidation preference of the preferred stock. In addition, please describe the supermajority voting provisions set forth in your bylaws. Lastly, please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, as required by Item 601(b)(3)(i) of Regulation S-K.

Response:

The following language was revised:

Our Preferred Stock may be converted at any time at the option of the holder.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after setting apart or paying in full the preferential amounts due to Holders of senior capital stock, if any, the Holders of Series A Stock and parity capital stock, if any, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the Holders of junior capital stock, including Common Stock, an amount equal to $.001 per share [the "Liquidation Preference"]. If upon such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to the Holders of the Series A Stock and parity capital stock, if any, shall be insufficient to permit in full the payment of the Liquidation Preference, then all such assets of the Corporation shall be distributed ratably among the Holders of the Series A Stock and parity capital stock, if any. Neither the consolidation or merger of the Corporation nor the sale, lease or transfer by the Corporation of all or a part of its assets shall be deemed a liquidation, dissolution or winding up of the Corporation for purposes of this Section (c).

4

Super majority rights set forth in our bylaws:

Super Majority Votes: Motions on the following issues shall require the vote of at least sixty-five percent (65%) of the Stockholders to carry:

A.	Amending these By-Laws;

B.	Capital Contributions;

C.	Removal of the Director or any Officer;

D.	Issuing New Shares of stock;

E.	Issuing New Classes of Shares;

F.	Terminating or rejecting the defense or indemnity of any Director, Officer, agent, or employee; and

G.	Terminating, Dissolving, or winding down the business affairs of the Corporation or liquidating more than half of the assets and property of the Corporation.

Exhibits were added to registration statement.

Some amendments are unavailable according to the Nevada Secretary of State. Attached is the RYNL Unavailable Documents reply from NVSOS.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Reynaldo’s Mexican Food Company, inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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Rhonda Keaveney 20801 N. 90th Place Unit 248 Scottsdale,, AZ 85255, USA Work Order #: W2022100302946 October 3, 2022 Receipt Version: 1 Special Handling Instructions: Submitter ID: 5450 Charges Description Fee Description Filing Number Filing Date/Time Filing Status Qty Price Amount Business Entity Filed Documents Fees 20222663184 10/3/2022 2:00:35 PM Approved 1 $28.00 $28.00 Total $28.00 Payments Type Description Payment Status Amount Credit Card 6648310513056610303057 Success $28.00 Total $28.00 Credit Balance: $0.00 BARBARA K. CEGAVSKE Secretary of State KIMBERLEY PERONDI Deputy Secretary for Commercial Recordings STATE OF NEVADA OFFICE OF THE SECRETARY OF STATE Commercial Recordings & Notary Division 202 N. Carson Street Carson City, NV 89701 Telephone (775) 684 - 5708 Fax (775) 684 - 7138 North Las Vegas City Hall 2250 Las Vegas Blvd North, Suite 400 North Las Vegas, NV 89030 Telephone (702) 486 - 2880 Fax (702) 486 - 2888 Rhonda Keaveney 20801 N. 90th Place Unit 248 Scottsdale,, AZ 85255, USA

Copy Request Exception List Copy Request Filing Date: Work Order Item Number: Copy Request Number: 10/03/2022 W2022100302946 2425816 Online images for the following document numbers were unavailable and are not included with this request. Copies of these documents will be delivered at a later date under a separate cover. We apologize for any inconvenience. Filing Date/Time Filing Number Transaction Type Doc ID Expected Number of Pages Number Of Pages Found 09/11/1997 C7156 - 1984 - 013 Amendment 16059828 2 0 08/25/1992 C7156 - 1984 - 009 Amendment 16220523 3 0 06/09/1992 C7156 - 1984 - 007 Articles of Merger 16062102 4 0 06/12/1987 C7156 - 1984 - 004 Amendment 16124215 1 0 02/25/1987 C7156 - 1984 - 003 Amendment 15883627 1 0 10/24/1984 C7156 - 1984 - 001 Articles of Incorporation 16159773 3 0 BARBARA K. CEGAVSKE Secretary of State KIMBERLEY PERONDI Deputy Secretary for Commercial Recordings STATE OF NEVADA OFFICE OF THE SECRETARY OF STATE Commercial Recordings Division 202 N. Carson Street Carson City, NV 89701 Telephone (775) 684 - 5708 Fax (775) 684 - 7138 North Las Vegas City Hall 2250 Las Vegas Blvd North, Suite 400 North Las Vegas, NV 89030 Telephone (702) 486 - 2880 Fax (702) 486 - 2888